Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Green Ninja
421 Loreto St.
Mountain View, CA 94041
http://www.greenninja.org

Up to $1,069,999.96 in Non-voting Common Stock at $0.86
Minimum Target Amount: $9,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Green Ninja
Address: 421 Loreto St. , Mountain View, CA 94041
State of Incorporation: CA
Date Incorporated: July 14, 2016

Terms:

Equity

Offering Minimum: $9,999.22 | 11,627 shares of Non-voting Common Stock
Offering Maximum: $1,069,999.96 | 1,244,186 shares of Non-voting Common Stock
Type of Security Offered: Non-voting Common Stock
Purchase Price of Security Offered: $0.86
Minimum Investment Amount (per investor): $516.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Super Early Bird - first 72 hours | 2% bonus shares

Volume

Tier 1 perk - Invest $2500+ and receive Green Ninja Sweatshirt or Long Sleeve T-Shirt

Tier 2 perk - Invest $5000+ and receive 2% bonus shares + Green Ninja Sweatshirt or Long Sleeve T-Shirt

Tier 3 perk - Invest $25,000+ and receive 5% bonus shares + Green Ninja Sweatshirt or Long Sleeve T-Shirt

Tier 4 perk - Invest $100,000+ and receive 7% bonus shares + Green Ninja Sweatshirt or Long Sleeve T-Shirt

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Green Ninja will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.86 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $86. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Green Ninja (or the "Company") is a corporation organized under the laws of the state of California that sells educational curriculum and services. The Company sells a comprehensive science program to school districts directly. The product consists largely of three main components, a digital license to the online product, hard goods including materials kits and printed books, and professional training services. Sales are multi-year contracts that allow for a trusted relationship to take root and work together on community level, long term goals.

Green Ninja is a closely held, independently owned organization with no affiliation to other entities. The top 3 reasons to invest are a proven product-market fit, ideal timing, and an experienced team.

The Company has entered into a trademark assignment agreement with San Jose State Research Foundation (SJSURF). SJSURF initially filed the trademark with the USPTO on 12/5/2013. The assignment agreement was initiated on March 21, 2021 and will have been fully executed by April 1, 2022. In addition to this, Green Ninja has other IP that it has developed including copyright on all video and printed materials associated with the curriculum.

Competitors and Industry

The K-8 education publishing industry is currently estimated at $34.7B.

This is calculated as:

$13,187 spent per student (1) X 32,900,000 US K-8 students (2)

= 433,852,300,000 total spending USD.

Less the following (3):

80% spent on Instruction and benefits

1% on Capital infrastructure

11% on food, janitorial, transportation, professional training

= 34,708,184,000 Available spend on instructional material (TAM)

15% spending on Science, (core programming) = 5,206,227,600.

10% 520,622,760 Green Ninja target market share.

(1) https://educationdata.org/public-education-spending-statistics

(2) https://nces.ed.gov/fastfacts/display.asp?id=372#:~:text=The%2048.1%20million%20public%20school%20students%20enrolled%20in%20kindergarten%20through,included%20(forthcoming

(3)https://nces.ed.gov/fastfacts/display.asp?id=66

The Company has several major competitors in the Educational Publishing market. The top competitors in our industry include: Amplify Science, STEMscopes, McGraw Hill, Houghton Mifflin Harcout, Discovery Ed, Saavas, and Twig Science. Amplify is the industry leader and the Company's primary competition in the innovative, non-textbook pubishing field industry. McGraw Hill also owns significant market share as one of the largest legacy publishers of textbooks and multiple subject areas. There are roughly 13 direct competitors all having significant investment in product development and marketing. Examples of recent market activity include Saavas was aquired by Nexus Capital Management for $250M in 2020, Amplify recently raised $215M in a Venture Capital round and is supported by the Emmerson Collective, STEMscopes has received more than $10M in Venture Capital funding and was initially funded by Rice University Endowment Fund. Despite the present competitive landscape, Green Ninja stands out in the Educational Publishing industry because it is the only environmentally-focused science curriculum in the country, using this real-world, solutions based lens for learning science. Using real-world problems as a lens for understanding and applying science makes learning relevant to students' lives. This recipe for engagement has allowed Green Ninja to win contracts over competitors who are more than 100X our size. Green Ninja is serving a critical unmet market need.

Current Stage and Roadmap

The Company's products and services are currently active in the California market and generating sales. A successsfull product-market fit has been established.

The Company's immediate efforts are to expand the product nationally. We will achieve this through hiring a national sales and marketing team and begin the pre-work required to establish the brand across the US and be in position to realize sales during the 2023 and 2024 adoption cycles. In parallel we will invest in updating our information technology infrastructure, and continue to exapand our product offerring to include standards alignment with other states and the development of a K-5 program and environmental-science high school course.

The Team

Officers and Directors

Name: Eugene Cordero

Eugene Cordero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: July 14, 2016 - Present
  Responsibilities: Executive leadership, managing the organization. Eugene does not take a salary. Eugene splits his time between Green Ninja and teaching, however, his majority focus is on Green Ninja. Currently, Eugene's primary salary comes from teaching and he does not have any future plans to leave teaching. As Green Ninja grows, the company may buy out a portion of Eugene's teaching load (e.g. reduce course load at $25k/year) however, this will depend on the growth of the company. Currently, Eugene finds a value and synergy between his active teaching and the work developed for education at Green Ninja as he keeps an active research program.

- **Position:** Secretary
  Dates of Service: July 14, 2016 - Present
  Responsibilities: Meeting minutes, bylaw compliance , custodian of corporate records including share issuance

- **Position:** Agent of Service
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Receives legal correspondence

Other business experience in the past three years:

- **Employer:** San Jose State University
  Title: Professor
  Dates of Service: September 01, 2002 - Present
  Responsibilities: Researcher and professor of Meteorology and Climate Science.

Name: Leah Tremblay

Leah Tremblay's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: June 15, 2021 - Present
  Responsibilities: Manage cash flow, capital structure, financing and third party financial relationships. Leah's salary is $109,000. Leah was previously Director of Business Development. Her responsibilities in this position were identifying strategic growth opportunities and relationships. Leah served in that role from 9/1/2018 - 6/14/2021. Leah also previously served as Agent of Service, receiving legal correspondence from 7/1/2016 - 2/1/2018.

Other business experience in the past three years:

- **Employer:** Fox Factory Inc
  Title: Sr Accountant
  Dates of Service: October 01, 2016 - September 01, 2018
  Responsibilities: Sox Compliance Consultant

Name: Brett Hicks

Brett Hicks 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Sales
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Establish and execute the national sales plan. Brett's salary is $100,000.

Other business experience in the past three years:

- **Employer:** Universal Publishing
  Title: National Sales Director
  Dates of Service: January 01, 2018 - December 31, 2021
  Responsibilities: Recruit and train regional team, develop and executing marketing and sales strategies, create and implement new business development plans.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust

created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our K-5 science program. Delays or cost overruns in the development of our K-5 science program and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Green Ninja was formed on July 14, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Green Ninja has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Green Ninja is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Green Ninja or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Green Ninja could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company's Chief Executive Officer also is employed as a teacher by San Jose State University.
The Company's CEO. Eugene Cordero splits his time between Green Ninja and teaching, however, his majority focus is on Green Ninja. Currently, Eugene's primary salary comes from teaching and he does not have any future plans to leave teaching. As Green Ninja grows, the company may buy out a portion of Eugene's teaching load (e.g. reduce course load at $25k/year) however, this will depend on the growth of the company. Currently, Eugene finds a value and synergy between his active teaching and the work developed for education at Green Ninja as he keeps an active research program.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eugene Cordero	8,500,000	Voting Common Stock	77.27%

The Company's Securities

The Company has authorized Voting Common Stock, and Non-voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,244,186 of Non-voting Common Stock.

Voting Common Stock

The amount of security authorized is 100,000,000 with a total of 11,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 1,000,000 of shares to be issued pursuant to stock options issued.

Non-voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-voting Common Stock.

Material Rights

There are no material rights associated with Non-voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $31,800.00
Number of Securities Sold: 1,500,000
Use of proceeds: Operations
Date: March 01, 2021
Offering exemption relied upon: Section 25102(f) - California Limited Offering Exemption Notice

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,109,169 up slightly compared to fiscal year 2020 revenue of $817,974. The increase in sales is attributed to both a marketing effort and an increase in confidence by administrators as students resumed in-person learning. The California market for science educational publishing materials essentially closed during the pandemic, 2020 sales were secured in advance of the pandemic's onset. We believe the return of students in the classroom and widespread vaccination programs are fostering a movement towards normalcy, and educators are revisiting curriculum needs. The California Department of Education was an early adopter of science programs, with the majority of the other US states expected to undergo their own adoption process between 2022 and 2024.

Cost of sales

Cost of sales in 2021 was $340,235 a decrease of approximately $202,657 from costs of $542,892 in fiscal year 2020. The reduction was largely due to customers consuming their materials kits purchased in 2020, in the current year. The pandemic remote learning environment meant that few hands-on activities were performed by students in 2020.

Gross margins

2021 gross profit increased by $493,851 over 2020 gross profit and gross margins as a percentage of revenues increased from 33.6% in 2020 to 63.3% in 2021. This improved performance was the result of the global pandemic. This drove sales to be high margin licensing without materials kits to support the hands-on learning aspects of the program.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services related to intellectual property. Expenses in 2021 increased $123,382 from 2020. Approximately $56,779 and $66,603 of this increase was due to increased product development and marketing spend respectively. The Company hired 1 full-time software developer and 2 part-time curriculum developers in 2021.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We believe the historical cash flows are not indicative of the revenue and cash flows expected for the future because we have been focused on fine-tuning the product to ensure it meets and exceeds our customers expectation. Past cash was primarily generated through sales which were expensive to aquire. We incurred some debt to support product development during the pandemic. Our goal is to expand the business outside of California and realize stable cost of goods, volume discounts, and a lower costs to aquire customers. We project future cash flow to be significantly higher in 2023, 2024 after the sales and marketing team have had the opportunity to launch a professional national campaign.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2022, the Company has capital resources available in the form of cash of $355,217 held at Technology Credit Union, and recievables in the amount of $96,241.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support growth outside the California market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to continue operations with a reduced team of key personel. This is based on a monthly burn rate of $30,000 for expenses related to sales and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $85,000 for expenses related to sales and marketing, customer service and product developement. We expect this number to ramp up slowly as the national sales campaign gets underway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. The company will evaulate its needs and capital structure after this equity round closes.

Indebtedness

- **Creditor:** World Centric
  Amount Owed: $250,000.00
  Interest Rate: 5.6%
  Maturity Date: October 04, 2022

- **Creditor:** World Centric
  Amount Owed: $200,000.00
  Interest Rate: 5.75%
  Maturity Date: August 22, 2022

- **Creditor:** SBA (Small Business Administration)
  Amount Owed: $272,758.00
  Interest Rate: 6.0%
  Maturity Date: May 08, 2027

Related Party Transactions

- **Name of Entity:** Eugene Cordero
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The founder and the CEO of the company, Eugene Cordero, entered into promissory note agreements with a related party, World Centric, in the amount of $600,000.
  Material Terms: The notes have been assigned to Green Ninja. The notes bear an interest rate from 4.25% to 5.75% and has a maturity date in 2022. As of December 31, 2021, and December 31, 2020, the outstanding balances were $449,500 and $600,000, respectively.

Valuation

Pre-Money Valuation: $9,460,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including multiple of current revenue, traction and team by industry standards, and comparable companies.

Discussion of current revenue: Green Ninja has secured multi-year contracts ranging from $25K - $1.0M in revenue per year with annual reoccurring revenue streams. We believe the most conservative estimate of our valuation is to consider the business without receiving any investment, and under continued pandemic circumstances. Under these conditions, we calculate we would continue to grow at a rate of 20% year and recognize approximately $1.7M in revenue in 2022. From this, we apply a conservative 6x revenue multiplier and arrive at an organizational value of $9.5M.

Discussion of Traction and Team: Green Ninja employed a valuation tool offerred by Gust.com, a platfrom to support entreprenuers in their early stage of business. The tool was created by Preferred Return, an organization specializing in valuation for pre-revenue, venture-backed start-ups. The tool considers multiple aspects of the organization including the following: development stage, level of education of the team, founders historical success, revenue (if any), repeat customer revenue, and overall market size. The valuation tool reported an organizational value "greater than the seed stage of $8.2M"

https://gust.com/premium_products/pmv-report-39

Discussion of Comparable Companies: Green Ninja is competing in a market dominated by either legacy companies with strong branding and established networks, or newer companies with millions in funding. Legacy competitors such as Saavas (formerly Pearson), Discovery

Ed, National Geographic and McGraw Hill have had notable merger and acquisition activity within the last 5 years illustrating their perceived value:

— McGraw Hill - To be purchased by Platinum Equity for $4.5B June 2021.

— Saavas - Formerly Pearson US K-12. Sold to Nexxus private equity firm for $250M in 2020

— Discovery Ed - Received $120M in 2018 for a controlling stake from Francisco Partners, a private Equity firm.

— National Geographic Education- in 2011 was acquired by a larger organization Cengage Group who owns multiple educational companies. Cengage Group is a consortium of private equity firms.

The newer, more innovative competitors also have big names and dollars behind them. Amplify Science - Owned by Emmerson Collective (Lauren Powell Jobs), recently received $215M funding from VC's, Learn Capital, and A Street Capital. StemSCOPES, originating from the University of Texas, and funded by their endowment fund, and (most recently) $10M from Owl Investments.

By virtue of winning customers against the competition with 100X the funding Green Ninja is establishing itself as a multi-million dolllar enterprise capable of competing and growing in both product line and market share.

References:

Saavas: https://marketbrief.edweek.org/marketplace-k-12/pearson-k12-spinoff-rebranded-savvas-learning-company/

Discovery Ed: https://www.franciscopartners.com/news/discovery-education-to-receive-significant-growth-investment-from-francisco-partners#:~:text=San%20Francisco%2C%20California%20and%20Silver,today%20that%20Francisco%20Partners%20has

Nat Geo: https://www.publishersweekly.com/pw/by-topic/industry-news/publisher-news/article/47756-cengage-buys-national-geographic-school-unit.html

McGraw Hill: https://marketbrief.edweek.org/marketplace-k-12/mcgraw-hill-acquired-private-equity-firm-4-5-billion/#:~:text=Platinum%20Equity%2C%20a%20California%2Dbased,the%20two%20companies%20announced%20Wednesday.

Amplify: https://amplify.com/news/amplify-raises-215-million-in-a-growth-funding-round-from-learn-capital-a-street-ventures-and-current-investor-emerson-collective/#:~:text=Amplify%20raises%20%24215%20million%20in,current%20investor%20Emerson%20Collective%20%7C%20Amplify

Disclaimers:

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all non-voting common stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company does not currently have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  90.0%
  The funds will be used to support a targeted outreach campaign via email, social media and direct contact
- *Research & Development*
  6.5%
  Research different state requirements.

If we raise the over allotment amount of $1,069,999.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Hiring a National Sales Team.*
  60.0%
  We intend to hire at least 15 additional sales team members and a marketing team to drive a national campaign.
- *Research & Development*
  18.5%
  Product Modifications to meet specific state criteria.
- *IT Infrastructure*
  18.0%
  We will improve our infrastructure to better support product variation agility and the offering of additional support services including teacher training.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.greenninja.org (http://www.greenninja.org/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/greenninja

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Green Ninja

[See attached]

GREEN NINJA

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Green Ninja
Mountain View, California

We have reviewed the accompanying financial statements of Green Ninja (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 2, 2022
Los Angeles, California

GREEN NINJA
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 534,263	$ 654,913
Acccount receivables, net	80,468	3,558
Inventories	13,589	7,822
Total current assets	**628,320**	**666,293**
Intangible assets	40,000	-
Total assets	**$ 668,320**	**$ 666,293**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	$ 17,109	$ -
Current portion of loans and notes	503,296	53,796
Deferred Revenue	831,045	585,060
Accured Interest on Promissory Notes and Loans	72,852	66,896
Other current liabilities	23,821	42,091
Total current liabilities	**1,448,123**	**747,843**
Promissory Notes and Loans	218,962	860,898
Total liabilities	**1,667,086**	**1,608,741**
STOCKHOLDERS EQUITY		
Common Stock	1,000	850
Additional Paid In Capital	69,021	64,250
Retained earnings/(Accumulated Deficit)	(1,068,787)	(1,007,548)
Total stockholders' equity	**(998,766)**	**(942,448)**
Total liabilities and stockholders' equity	**$ 668,320**	**$ 666,293**

See accompanying notes to financial statements.

GREEN NINJA
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 1,109,169	$ 817,974
Cost of goods sold	340,235	542,892
Gross profit	768,933	275,082
Operating expenses		
General and administrative	693,140	636,361
Sales and marketing	89,401	22,798
Total operating expenses	782,541	659,159
Operating income/(loss)	(13,608)	(384,077)
Interest expense	38,147	38,051
Other Loss/(Income)	8	160
Income/(Loss) before provision for income taxes	(51,763)	(422,288)
Provision/(Benefit) for income taxes	9,476	30,194
Net income/(Net Loss)	**$ (61,239)**	**$ (452,481)**

See accompanying notes to financial statements.

GREEN NINJA

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stocks			Additional		earnings/ (Accumulated		Total Shareholder
	Shares		Amount		Paid In Capital		Deficit)	Equity
Balance—December 31, 2019	8,500,000	$	**850**	$	**58,195**	$	**(555,067)**	$ **(496,022)**
Capital contribution			-		6,055			6,055
Net income/(loss)							(452,481)	(452,481)
Balance—December 31, 2020	8,500,000		850		64,250	$	(1,007,548)	$ **(942,448)**
Issuance of Stocks	1,500,000		150		4,246			4,396
Share-Based Compensation					526			526
Net income/(loss)							(61,239)	(61,239)
Balance—December 31, 2021	**10,000,000**	**$**	**1,000**	**$**	**69,021**	**$**	**(1,068,787)**	**$ (998,766)**

See accompanying notes to financial statements.

GREEN NINJA
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(61,239)	$	(452,481)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based compensation		526		-
Changes in operating assets and liabilities:				
Account receivables, net		(76,910)		3,865
Inventory		(5,766)		9,915
Account payables		17,109		(52)
Deferred revenue		245,985		585,060
Accured Interest on Promissory Notes and Loans		5,956		66,896
Other current liabilities		(18,269)		(24,503)
Net cash provided/(used) by operating activities		**107,390**		**188,700**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(40,000)		-
Net cash provided/(used) in investing activities		**(40,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		4,396		6,055
Repayment of Promissory Notes and Loans		(192,436)		314,694
Net cash provided/(used) by financing activities		**(188,040)**		**320,749**
Change in cash		(120,650)		509,450
Cash—beginning of year		654,913		145,464
Cash—end of year	**$**	**534,264**	**$**	**654,913**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	38,147	$	38,051
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Green Ninja was incorporated on July 16, 2016, in the state of California. The financial statements of Green Ninja (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mountain View, California.

Green Ninja is the only environmentally focused science curriculum in the country. It serves middle school grades 6th–8th. The program is a unique combination of real-world, project-based learning that provides complete coverage of the new Next Generation Science Standards (NGSS). The Green Ninja approach is an 80/20 balance of hands-on and technology. Green Ninja offers online lessons, printed books, activity kits, video games, an animation series, and an annual film festival.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $284,263 and $404,913, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished good are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its trademark filing and related attorney fees. Trademark costs are indefinitely lived.

Income Taxes

Green Ninja is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale from license fee charging for using of the program.

Cost of sales

Costs of goods sold include the cost of kits, print materials, devices, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020, amounted to $89,401 and $22,798, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, compensation - stock compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 2, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	13,589	7,822
Total Inventories	**$ 13,589**	**$ 7,822**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued payable	8,988	16,321
Tax Payable	14,110	25,769
Other current liabilities	723	
Total Other Current Liabilities	**$ 23,821**	**$ 42,091**

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Trademark	$ 40,000	
Intangible assets, Net	**$ 40,000**	

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 110,000,000 shares of common shares with par value of $0.0001. The common stock is divided into two separate series of which 100,000,000 shares are voting common stock and 10,000,000 are non-voting. As of December 31, 2021, and December 31, 2020, 10,000,000 shares and 8,500,000 have been issued and are outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the stock option plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its common stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	35%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-		-
Exercisable Options at December 31, 2020	-		-
Granted	617,625	$ 0.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	617,625	$ 0.00	9.43
Exercisable Options at December 31, 2021	617,625	$ 0.00	9.43

Stock option expense for the years ended December 31, 2021, was $526.

8. DEBT

Promissory Notes & Loans

The founder and the CEO of the company, Eugene Cordero, entered into promissory note agreements with a related party, World Centric, in the amount of $600,000. The notes have been assigned to Green Ninja. The details of those notes, as well as SBA loan, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -World Centric	$ 150,000	4.25%	11/27/2017	11/27/2022	$ 6,375	$ 6,375	$ -	$ -	$ -	$ 6,375	$ 6,375		$ 150,000	$ 150,000
Promissory Note -World Centric	$ 250,000	5.60%	10/4/2018	10/4/2022	$ 14,000	$ 14,000	$ 249,500	$ -	$ 249,500	$ 14,000	$ 14,000		$ 250,000	$ 250,000
Promissory Note -World Centric	$ 200,000	5.75%	8/22/2019	8/22/2022	$ 11,500	$ 11,500	$ 200,000	$ -	$ 200,000	$ 11,500	$ 11,500		$ 200,000	$ 200,000
SBA Loan	$ 306,906	6.00%	5/8/2020	5/8/2027	$ 18,414	$ 18,414	$ 53,796	$ 218,962	$ 272,758	$ 18,414	$ 18,414	$ 53,796	$ 260,898	$ 314,694
Total	$ 906,906				**$ 50,289**	**$ 50,289**	**$ 503,296**	**$ 218,962**	**$ 722,258**	**$ 50,289**	**$ 50,289**	**$ 53,796**	**$ 860,898**	**$ 600,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	503,296
2023		21,896
2024		21,896
2025		21,896
2026		21,896
Thereafter		131,377
Total	**$**	**722,258**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (18,274)	$ (60,023)
Valuation Allowance	18,274	60,023
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (168,316)	$ (150,042)
Valuation Allowance	168,316	150,042
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $564,061, and the Company had state net operating loss ("NOL") carryforwards of approximately $564,061. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The founder and the CEO of the company, Eugene Cordero, entered into promissory note agreements with a related party, World Centric, in the amount of $600,000. The notes have been assigned to Green Ninja. The notes bear an interest rate from 4.25% to 5.75% and has maturity date in 2022. As of December 31, 2021, and December 31, 2020, the outstanding balances were $449,500 and $600,000, respectively.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On April 27, 2019, the company entered into a lease agreement with CustomSpace. The base rent is $592 per month, and it is on month-to-month basis. Rent expenses were in the amount of $11,261 and $14,965, as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 2, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Green Ninja

Climate solutions through education


Green Ninja
An environmentally-focused science curriculum

Website · Mountain View, CA · EDUCATION · ENVIRONMENT

$0.00 raised

0 Investors	$9.46M Valuation
$0.86 Price per Share	$516.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Green Ninja is a comprehensive science curriculum that combines standards-based core science education with real-world problem solving and action on climate and environmental topics. In this transformative academic experience, students become champions for change in their homes and communities as they learn the core science underlying today's real-world issues.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Proven track record:** We have demonstrated a product market fit in California with over $1M in annual sales and over 10,000 students using our materials every single day.
- **Now is the time:** The educational trajectory of 20 million U.S. students will be decided over the next four years as school districts around the country are purchasing new science textbooks and materials to match the updated state standards. (Source)
- **Responding to climate change:** Our research shows that education can be as impactful in reducing carbon emissions as solar panels or electric vehicles. The impact of investing in climate change education is real, and Green Ninja is a leader in developing highly effective educational experiences.

OVERVIEW

Education is the solution for creating a sustainable future



Green Ninja is one of the only U.S. publishers to have climate and environmental stewardship as core themes within a comprehensive science curriculum. The curriculum framework was developed through academic research at San José State University and demonstrates the impact that education can have on student success and carbon emissions.

SJSU SAN JOSÉ STATE UNIVERSITY

NSF

Green Ninja has developed a product and customer base in California over the last three years and now is positioned to move into the markets of other states. School districts around the country will be updating their science textbooks in the next four years to satisfy new state standards, but most textbook publishers are just repackaging their old materials and aren't making the transformations we need. Green Ninja is seeking investment to expand the team to launch competitive sales campaigns in other states, and we expect rapid revenue growth in our company over the next four years.

Hear our story:


Overview of the Green Ninja Program
Watch later
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Green Ninja
greenninja.org
Watch on YouTube

THE PROBLEM

America is getting an F in Climate Education

We need education to develop the climate change problem-solvers of the future, and our current system is not doing that. Mainstream curriculum publishers are adding brief and non-controversial climate change sections to their existing offerings, but environmental problem-solving needs to be the focus of the curriculum, not an add-on.

Climate Education Report Card

Country	Grade
Dominican Republic	A
Colombia	A
Gambia	B
Costa Rica	B
Marshall Islands	C
Qatar	D
Mexico	D
United States of America	F

(Source)

THE SOLUTION

Green Ninja provides the answer to, "Why do we have to learn this?"

Our standards-aligned curriculum teaches life, earth, and physical science through a project-based approach. Students apply what they've learned towards making a difference in their own community.


What I learned with Green Ninja:
Science Knowledge
Grade 6
Grade 7
Grade 8

Here is how it works

A decade of research uncovered an educational framework that yielded long-term increases in student motivation and engagement—critical elements to student learning.


Personal Connection
Empathy
Empowerment

Designed for the next generation science standards, here's a look at our pipeline of educational tools

Science Curriculum:

Our platform of digital and printed resources provides teachers with a flexible approach to teaching science.


Grade 6 Unit 1
Energy and Climate
Teacher Companion
Grade 6 Unit 1
Energy and Climate

Science Kits for Hands-on Learning:

We want our students creating and exploring as they learn, and our science kits give teachers all the tools they need.


Grade 6 Unit 3 • Science Kit
PocketLab

Videos, Games, and Graphic Novels:

The cast of Green Ninja characters come alive in videos, games, and graphic novels to make science learning memorable and fun.


RUMBLE

Environmental Sensors:

These high-tech sensors provide students with the opportunity to collect and analyze their own real-time data, like the emissions from a tailpipe or the magnetic fields near a phone.



Teacher Training:

We help teachers expand their content knowledge and refine their teaching practice through online or in-person training.



A proven method that works

The chart below shows data from a school district where large shifts in student attitudes were observed over the course of a school year. Imagine what this would look like over three years of middle school science instruction.


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
% of students who agree with statement
I would enjoy a science project that helps my community take action on climate change
I am aware of actions I can take to reduce global warming
It upsets me when people litter
I am a thoughtful person
I care about the environment
Pre
Post

This data was based on our own internal and unpublished research using a pre and post survey over an academic year conducted within a school district who was using our program.

OUR TRACTION

More than 10,000 students from all over California use Green Ninja as their middle school science curriculum each and every day



Teachers Love Us!

> “Green Ninja is the first place I go for NGSS-aligned curriculum...the units are designed to provide students with an overarching environmental consciousness.



Michael D.
6-7th grade teacher (San Rafael, CA)

Partnerships support our growth

From integrating sensor technology into our lessons to helping us efficiently package and ship supplies for our classroom science kits, our partners support us as we grow.

THE MARKET

Entering a billion dollar market where the future of education matters



$34.7B
TAM
U.S. expenditure on instructional materials per U.S. government
$5.2B
SAM
K-8 science population
$520M
Target Market
10% of K-8 school districts

(Source)

Green Ninja will use investment funds to grow our education programs across the country



The investment will be used in three key ways

We plan to 1) build a national sales team that will lead targeted campaigns across the country, 2) update and refine our curriculum so that it aligns with each state's standards, and 3) innovate education through effective IT.

Sales and Marketing (60%)	Product Development (20%)	Information Technology (20%)

How do we make money?

Here is an example of a district sale with 6,000 students and about 100 teachers. The school district purchased an 8-year digital license, science kits, and student and teacher workbooks. The total value of the 8-year contract is $3.2M cost with additional annual revenue of around $150K/year for ongoing teacher training and coaching.

Year	Digital License	Printed Books	Science Kits	Total
Year 1	$566,896	196,476	345,219	$1,108,591
Year 2	-	176,188	124,485	300,673
Year 3	-	176,188	124,485	300,673
Year 4	-	176,188	124,485	300,673
Year 5	-	176,188	124,485	300,673
Year 6	-	176,188	124,485	300,673
Year 7	-	176,188	124,485	300,673
Year 8	-	176,188	124,485	300,673
Total	$566,896	1,429,792	1,216,614	$3,213,302

How will the company expand?

One avenue for company expansion is through acquisition or investment, and since 2020, the number of U.S. deals involving education technology companies has more than doubled. Yes, there is an increasing interest in education companies.


Number of U.S. Deals
450
400
350
300
250
200
150
100
50
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2020
2021

(Source)

WHY INVEST

Education is changing, and you can be at the forefront of that change


OLD vs. NEW
• Textbooks
• Memorization
• Standardized tests
• Flexible learning platforms
• Hands-on projects
• Real-world problems
1. Define energy transfer.
Whoa! The wind turbine is spinning really fast this time.

Perfect timing: 18+ states ready to adopt new science curriculum

Over the next four years, we anticipate that all school districts within the 18 adoption states and about 50% of school districts within the open territory states will be purchasing new science textbooks for the first time in over a decade. Timing is critical to build a sales and marketing team in these states to compete for the large number of upcoming science curriculum sales.


2023
2024
2024
2018
2024
2023
2021
2023
2023
2022
2023
2023
Adoption States
Open Territory States

Evolving to expand our impact

Our plans over the next few years are to evolve from primarily a content creator into a platform that hosts our content and the content of others. This allows us to offer a wider range of education options for our current customers while also expanding on the type of customers we can serve.


Middle School Science
Teacher Training
Outdoor Education
What we do now


Corporate Training
Local Government Training
University Courses
Individual Learning
K-12 Science
Teacher Training
Outdoor Education
School Admin Training
Platform Curation
Community Engagement
Summer School Program
What we will do
K-12 Social Studies
After School Program
What our platform partners will create

THE VISION

Green Ninja becomes a leader in sustainability education

Embedding climate and sustainability as core themes in education has already happened in some countries (e.g., Italy and Mexico), and our plans are to lead the movement here in the U.S. and elsewhere.


GN
Local
CLEAN

Education becomes a key tool in mitigating climate change

Today, our research (see below) quantifying the role of education in reducing carbon emissions is unique, but through future research, education, and corporate partnerships, we plan to demonstrate the value of education so that significant gains in educational funding and policies are realized.

Carbon Reduction by 2050


30


25
20
15
10
5
CO_2 -eq (GT)
Rooftop Solar
Offshore Wind
Electric Vehicles
Insulation in Buildings
LED Residential Lighting
Climate Change Education

Comparison of various technologies to help reduce global carbon emissions.

(Source)


2016
Green Ninja incorporated in California
2018
Green Ninja's middle school science program approved by the California Department of Education
2020
$800K in sales and first district adoptions
2021
Development of remote learning program
2021
$1.2M in sales
2022
Development of national sales and marketing strategy
2023
Program expansion K-5 and High School
2023
Sustainability Education Platform complete
Green Ninja content plus other providers' content
2024
Green Ninja district adoptions in 40+ states
2025
Green Ninja is a nationally recognized brand for sustainability education across multiple sectors
2025
Green Ninja is measuring the environment impact of education programs

Meet Our Team



Eugene Cordero

CEO, Director, Secretary, Founder

Eugene guides the development of educational materials. Eugene also leverages his scientific research in climate towards designing unique educational experiences that produce verifiable reductions in carbon emissions. Eugene has a PhD in the atmospheric sciences from U.C. Davis, worked at NASA's Goddard Space Flight Center, and was recognized as a Google Climate Change Communicator. Eugene is passionate about teaching and learning and uses his ongoing position as a Professor at San Jose State University as a learning laboratory to test and refine ideas that can benefit teachers and students at scale.

Eugene splits his time between Green Ninja and teaching, however, his majority focus is on Green Ninja. Currently, Eugene's primary salary comes from teaching and he does not have any future plans to leave teaching. As Green Ninja grows, the company may buy out a portion of Eugene's teaching load (e.g. reduce course load at $25k/year) however, this will depend on the growth of the company. Currently, Eugene finds a value and synergy between his active teaching and the work developed for education at Green Ninja as he keeps an active research program.



Leah Tremblay

CFO

Leah aligns the team and resources towards achieving Green Ninja's goals with her experience in entrepreneurship, finance, and public accounting. Leah establishes external partnerships and builds value through exceeding customer expectations. Having successfully started a small business in a remote part of Canada out of highschool, she recognized she needed foundational business skills to scale any enterprise. After obtaining a degree in Business Administration from SJSU with a concentration in Finance, she worked in public accounting and corporate finance to further develop her business acumen for the purpose of using business as a tool for doing good in the world. Leah is a lifelong learner who enjoys reading, trail running, and spending time with her family outdoors.



Brett Hicks

Vice President of Sales

Brett is Vice President of Sales. His 36 years of experience includes directing regional and national sales teams at McGraw-Hill, Pearson and HMH. Brett served as VP of Sales, State Adoptions for McGraw Hill leading a national team consisting of more than 100 employees and achieved sustained annual growth of 19% that exceeded forecasted expectations. His team's accomplishments include delivering a record $160 million in sales revenue. Brett's extensive industry knowledge and experience provide the insight necessary to lead the Green Ninja sales team to success in both State Adoption and Open Territory sales campaigns. Brett has a passion for Tex-Mex and the Dallas Cowboys…in no particular order.



Matthew d'Alessio

Science Director (Part-Time)

Matt leads the curriculum team and helped design the program from the ground up using the Next Generation Science Standards as the core framework. Matt was one of the chief writers of the 2016 California Science Framework that guide science instruction for the six million public school students in California. In the past, Matt was a high school Earth Science teacher in an urban public school, a research scientist at the U.S. Geological Survey, and a Professor at California State Northridge where he taught science to university students and future teachers.



Huong Cheng

Creative Director

Huong is the Creative Director at Green Ninja with 7+ years of experience managing projects, leading new product development, and ensuring the right look and feel is communicated throughout all channels. Huong leverages a background in art and storytelling to help create compelling experiences for teachers and students. She completed her BFA in Animation/Illustration at SJSU and now is actively immersed in the study UXUI. Huong enjoys drinking milk tea, traveling, and trying out new local restaurants.



Edward Brennan

Strategic Advisor

Edward Brennan is an advisor to Green Ninja. During his executive leadership Edward led various companies through their development, financing, and successful exits. These include Nexus, CryoCor, UroSystems Inc, and HemoSense Corp; presently he is CEO of Abram Scientific. Edward holds Bachelor of Science degrees in Chemistry and Biology and a PhD in Biology from the University of California, Santa Cruz. He has served on the Board for multiple companies, both public and private, and volunteers as the House Manager for the Center for the Performing Arts in the City of Mountain View.

Offering Summary

Company	:	Green Ninja
Corporate Address	:	421 Loreto St. , Mountain View, CA 94041
Offering Minimum	:	$9,999.22
Offering Maximum	:	$1,069,999.96
Minimum Investment Amount (per investor)	:	$516.00

Terms

Offering Type	:	Equity
Security Name	:	Non-voting Common Stock
Minimum Number of Shares Offered	:	11,627
Maximum Number of Shares Offered	:	1,244,186
Price per Share	:	$0.86
Pre-Money Valuation	:	$9,460,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Super Early Bird - first 72 hours | 2% bonus shares

Volume

Tier 1 perk - Invest $2500+ and receive Green Ninja Sweatshirt or Long Sleeve T-Shirt

Tier 2 perk - Invest $5000+ and receive 2% bonus shares + Green Ninja Sweatshirt or Long Sleeve T-Shirt

Tier 3 perk - Invest $25,000+ and receive 5% bonus shares + Green Ninja Sweatshirt or Long Sleeve T-Shirt

Tier 4 perk - Invest $100,000+ and receive 7% bonus shares + Green Ninja Sweatshirt or Long Sleeve T-Shirt

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Green Ninja will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.86 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $86. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Green Ninja to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What if we fail to save our planet…and we continue to ignore this reality during our lifetime?

It might seem unimaginable, but who could have imagined that a virus floating in the air thousands of miles away could cause a global pandemic, shut down the world, and change the way we live, in just a few days.

Science matters.

I'm Eugene Cordero, founder of Green Ninja and to me, Climate change is a similar thing - we know the science, but we aren't taking it seriously and we are not making progress towards what should be society's most important goal - taking care of our home.

Some people say the problem is we don't care enough, but I'd say the problem is we don't know enough and when we really understand what is going on, then we are in the position to take action and create change.

So the missing piece to solving the climate crisis is education and not the generic type that got us into this mess. We need a new type of education that inspires hope, leadership, and action instead of apathy and despair.

Green Ninja has developed this new type of education - using a framework built on research and an understanding of what works in schools. Learning matters and with more than 10,000 students learning everyday with Green Ninja in California and $1.2M in annual revenue - we've demonstrated a product market fit and now we are ready to now take this approach across the country.

Invest in Green Ninja and join us as we accelerate towards a more sustainable world for everyone.

00:00

green ninja started as a research

00:02

program at san jose state to identify

00:04

effective methods to engage youth around

00:07

solving local environmental problems

00:10

after about a decade of development and

00:11

testing our research team came up with a

00:14

unique educational framework that

00:15

combines science knowledge with more

00:17

social dimensions such as empathy for

00:19

the environment and personal empowerment

00:22

creating learning experiences from this

00:24

framework led to impressive achievements

00:26

in academics

00:28

and student leadership

00:30

we were then able to demonstrate for the

00:32

first time how education

00:34

if done well and over a sustained period

00:36

of time can lead to measurable

00:38

reductions in carbon emissions

00:40

we then translated that learning into a

00:42

comprehensive middle school science

00:43

curriculum that is called green ninja

00:46

in 2018 our program was adopted by the

00:48

state of california as an approved

00:50

science publisher and we currently have

00:52

school district partners around the

00:54

state who have adopted our program

00:55

because of our strong ngss foundation

00:58

and focus around student engagement

01:02

because our program was created in

01:03

collaboration with practicing teachers

01:05

and education experts we've been able to

01:08

develop a framework that makes science

01:09

teaching fun and rewarding

01:12

the key innovation behind our curriculum

01:14

is a project-based approach that

01:16

provides students with a roadmap and

01:17

storyline for how to apply science and

01:20

engineering towards solving real-world

01:22

problems within their own community

01:25

as an example in our unit on petroleum

01:27

students investigate the uneven

01:29

distribution of petroleum

01:31

chemical processes associated with

01:33

hydrocarbons

01:34

and how the burning of petroleum

01:36

contributes to air pollution concerns

01:39

in the culminating projects students

01:41

apply what they've learned by creating a

01:42

public service announcement that

01:44

encourages members of their own

01:45

community to reduce their transportation

01:48

carbon footprint

01:50

the curriculum comes with a printed

01:52

teacher edition and student workbooks to

01:55

make lesson planning easier and to

01:57

support student literacy

01:59

teachers can access all the materials

02:01

online as well

02:03

and a new remote learning framework

02:04

supports asynchronous and hybrid

02:06

instruction we also have spanish

02:08

language versions of all our

02:10

student-facing materials

02:13

that's an overview of our program and i

02:15

invite you to take a closer look if our

02:17

approach sounds interesting to you

02:19

thanks for listening

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations:
  - Accredited investors do not have any investor limitations.
  - Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

**RESTATED ARTICLES OF INCORPORATION
OF GREEN NINJA**

The undersigned certifies that:

1. He is the President and Secretary of Green Ninja, a California corporation, with California Entity Number C3927401.

2. The Articles of Incorporation of this corporation are amended and restated to read as follows:

"Article I

The name of the corporation is Green Ninja.

Article II

This corporation is a Benefit Corporation.

Article III

The purpose of this Benefit Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code. Notwithstanding the foregoing, the purpose of this Benefit Corporation shall be to create a general public benefit including, but not limited to, the specific public benefit of education. The general and specific public benefits created by this Benefit Corporation shall be deemed to be in the best interests of the Benefit Corporation.

Article IV

This corporation is authorized to issue only one class of shares of stock designated as common stock and the total number of shares which this corporation is authorized to issue is 110 million shares of common stock. The common stock will be divided into two separate series of which 100 million shares are voting common stock and 10 million shares are non-voting common stock. On the date these restated articles of incorporation are filed with the California Secretary of State, each share of the issued and outstanding common stock automatically will be converted into voting common stock and each outstanding share is split into 100 shares. Each share of voting common stock and non-voting common stock will have the same rights except that non-voting common stock will not have any right to vote except as otherwise required by law.

Article V

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

3. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 of the Corporations Code. The total number of outstanding shares of the corporation is 100,000, of which 100,000 are common stock and zero are preferred stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required and was 100%.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge and that this declaration was executed on May 27, 2021.

Eugene Cordero, President and Secretary

2929.B07